FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

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This announcement contains inside information

23 May 2017 07:00 BST

BYDUREON EXSCEL TRIAL MEETS PRIMARY SAFETY OBJECTIVE IN TYPE-2 DIABETES PATIENTS AT WIDE RANGE OF CARDIOVASCULAR RISK

Based on a composite measure of major adverse CV events (MACE), Bydureon did not increase cardiovascular (CV) risk and showed a consistent safety profile

Fewer CV events were observed in the Bydureon arm, however, the efficacy objective of reduction in CV risk did not reach statistical significance

AstraZeneca today announced top-line results from the Phase IIIb/IV EXSCEL ( EXenatide Study of Cardiovascular Event Lowering) trial . The trial compared the effect of once-weekly Bydureon(exenatide extended-release) versus placebo, when added to usual type-2 diabetes care, on the risk of MACE, a composite endpoint of CV death, non-fatal myocardial infarction or non-fatal stroke , in adults with type-2 diabetes (T2D) at a wide range of CV risk.

The EXSCEL trial met its primary safety objective of non-inferiority for MACE. These results address the US Food and Drug Administration (FDA) requirement that medicines to treat T2D are not associated with an increase in CV risk. Fewer CV events were observed in the Bydureonarm of the trial, however, the efficacy objective of a superior reduction in MACE did not reach statistical significance. Data were consistent with the known safety profile of Bydureon.

Elisabeth Björk, Vice President, Head of Cardiovascular and Metabolic Diseases, Global Medicines Development, AstraZeneca, said: "These top-line results from the EXSCEL trial provide robust evidence of the cardiovascular safety profile of Bydureonacross a wide range of patients with type-2 diabetes. Furthermore, the trial design and broad inclusion criteria of EXSCEL offer physicians relevant data applicable to clinical practice."

The EXSCEL trial is the largest and most inclusive patient population of any CV outcomes trial of the glucagon-like peptide-1 (GLP-1) receptor agonist class conducted to date, having included more than 14,000 patients from 35 countries.

A full evaluation of the EXSCEL data is ongoing. The results will be presented at the European Association for the Study of Diabetes (EASD) annual meeting on Thursday, 14 September 2017 in Lisbon, Portugal.

About EXSCEL
EXSCEL is a Phase IIIb/IV, double-blind, placebo-controlled, global CV outcomes trial conducted in 35 countries and enrolled more than 14,000 patients with type-2 diabetes with or without additional CV risk factors or prior CV events. Participants were randomised to receive exenatide once-weekly 2mg or matching placebo by subcutaneous injections. EXSCEL was run jointly by two academic research organisations - the Duke Clinical Research Institute (Durham, NC, US) and the University of Oxford Diabetes Trials Unit (Oxford, UK).

About AstraZeneca in Diabetes
AstraZeneca is pushing the boundaries of science with the goal of developing life-changing medicines that aim to reduce the global burden and complications of diabetes. As a main therapy area for the company, we are focusing our research and development efforts on diverse populations and patients with significant co-morbidities, such as cardiovascular disease, obesity, non-alcoholic steatohepatitis (NASH), and chronic kidney disease.
Our commitment to diabetes is exemplified by the depth and breadth of our global clinical research programme. This commitment is advancing understanding of the treatment effects of our diabetes medicines in broad patient populations, as well as exploring combination products to help more patients achieve treatment success earlier in their disease.

About AstraZeneca in Cardiovascular & Metabolic Diseases (CVMD)
Cardiovascular, renal and metabolic diseases are key areas of focus for AstraZeneca as part of the company's strategy for achieving scientific leadership and returning to growth. By collaborating across therapeutic disciplines within the CVMD therapy area, we are addressing the underlying disorders that drive CVMD risk, with the goal of reducing morbidity, mortality and organ damage through innovative therapies. Recognising the growing unmet needs and challenges faced by the millions of people worldwide living with these interrelated diseases, we are determined to understand how they interact and impact one another - and how they can be treated together to save more patients' lives.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of Autoimmunity, Neuroscience and Infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Enquiries
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Adrian Kemp
Company Secretary, AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 22 May 2017	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary